Exhibit 99.1

IN THE HIGH COURT OF JUSTICE CHANCERY DIVISION COMPANIES COURT	No. 6020 of 2014

IN THE MATTER OF ABENGOA YIELD PLC

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IN THE MATTER OF THE COMPANIES ACT 2006

NOTICE IS HEREBY GIVEN that the Order of the High Court of Justice (Chancery Division) dated 17 September 2014 confirming the reduction of the share premium account of the above-named Company by U.S.$500,000,000, and the statement of capital approved by the Court showing with respect to the capital of the said company as altered the several particulars required by the Companies Act 2006, were registered by the Registrar of Companies on 17 September 2014.

Dated 19 September 2014

LINKLATERS LLP

One Silk Street

London EC2Y 8HQ

Solicitors for the above-named company